SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 09 June 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Additional Lisiting dated 09 June 2006

99.1

09 June 2006

   InterContinental Hotels Group PLC ("InterContinental Hotels Group" or the
                                   "Company")
                          7 for 8 Share Consolidation

Application has been made for 370,437,207 InterContinental Hotels Group ordinary shares of 11 3/7p to be admitted to the Official List of The UK Listing Authority and to be admitted to trading on the London Stock Exchange. Application has also been made for a further 3,472,944 InterContinental Hotels Group ordinary shares of 11 3/7p to be block listed. The block listings consist of 1,548,522 shares under the InterContinental Hotels Group Sharesave Plan and 1,924,422 shares under the InterContinental Hotels Group Executive Share Option Plan. It is
expected that dealings in the new shares will commence on 12 June 2006.

For further information, please contact:

InterContinental Hotels Group
Media Enquiries             Leslie McGibbon                +44 (0) 1753 410 425
Investor Relations          Gavin Flynn                    +44 (0) 1753 410 238
                            Paul Edgecliffe-Johnson        +44 (0) 1753 410 211

JPMorgan Cazenove           David Clasen                   +44 (0) 20 7588 2828

JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial
Services Authority, is acting exclusively for InterContinental Hotels Group and for no one else in connection with the Special Dividend and Share Consolidation and will not be responsible to any other persons for providing the protections afforded to the customers of JPMorgan Cazenove, nor for providing advice to any other person in relation to the Special Dividend and Share Consolidation.

Note to Editors

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms.  InterContinental
Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and 537,500 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne
Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn
Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and
also manages the world's largest hotel loyalty programme, Priority Club®
Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club
Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press
Office at www.ihgplc.com/media.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	09 June 2006